UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 17, 2025

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland https://www.novartis.com http://x.com/NovartisNews

PRESS RELEASE

Novartis Appoints Mukul Mehta as Chief Financial Officer, as Harry Kirsch Retires after 22 Years with the Company

Ad hoc announcement pursuant to Art. 53 LR

•	Mukul Mehta, currently Head of Business Planning and Analysis (BPA), Digital Finance and Tax, has been appointed Chief Financial Officer, effective March 16, 2026, and will join the Executive Committee (ECN)

•	After an extraordinary 22-year career at Novartis and more than 12 years as a member of the ECN, Harry Kirsch will retire and step down from the ECN on March 15, 2026

Basel, July 17, 2025 – Novartis announced today the appointment of Mukul Mehta as the Chief Financial Officer (CFO) and a member of the Executive Committee of Novartis (ECN), effective March 16, 2026. Mukul succeeds Harry Kirsch, who has served as CFO since 2013, and will retire from Novartis after an extraordinary 22-year career with the company. Harry will continue in his role as CFO and member of the ECN until March 15, 2026.

“It has been a tremendous privilege to serve Novartis for the past 22 years. I am proud of the transformation we’ve led - from streamlining the company from six divisions to three, to the successful spinoffs of Alcon and Sandoz, and the divestitures of our stakes in the consumer healthcare joint venture with GSK and in Roche. Together, we’ve built a truly focused medicines company. I leave with deep gratitude for the teams I’ve worked with and have full confidence in Mukul’s leadership,” said Harry Kirsch, CFO of Novartis.

Mukul brings over 20 years of experience at Novartis, having held key finance leadership roles across geographies and business units. He brings deep expertise in the pharmaceutical industry and an in-depth understanding of Novartis. Mukul was recently appointed to the role of Head of BPA, Digital Finance and Tax, where he will continue until March of next year. His career includes serving as CFO International for three years, ad-interim President International, CFO Pharmaceuticals business unit, CFO Novartis Business Services, CFO Pharmaceuticals Europe business, and Country CFO of France, Poland, and Norway. Known for his operational excellence, commercial acumen, and people-first leadership style, Mukul has consistently driven performance through data-driven decision-making and inclusive team engagement.

“I am honored to take on the role of CFO at Novartis,” said Mukul Mehta. “I’ve had the privilege of growing with this company and working alongside exceptional colleagues. I look forward to continuing our journey as a focused medicines company and delivering sustainable value for patients and shareholders.”

Vas Narasimhan, CEO of Novartis said, “Harry’s impact on Novartis has been profound. He played a pivotal role in driving what has so far been one of our strongest periods of growth and strategic transformation. Under Harry’s leadership, the company’s financial performance has significantly improved as evidenced by our strong balance sheet, improved core operating income margin, and robust free cash flow. I thank him for his unwavering commitment and wish him the very best in his next chapter. I am also looking forward to welcoming Mukul to the ECN. His deep knowledge of our business, strong financial expertise, and collaborative style position him well to guide our financial strategy and finance organization through our next phase of growth.”

Mukul holds a degree in Management from the Jamnalal Bajaj Institute of Management Studies in India and an MBA from INSEAD France.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “confidence,” “continuing,” “commitment” or similar terms, or by express or implied discussions regarding the goals, effects and consequences of the CFO leadership transition, or regarding discussions of our strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. In particular, our expectations and assumptions related to this leadership transition could be affected by, among other things, the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach nearly 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

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Novartis Media Relations

E-mail: media.relations@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 17, 2025	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting